

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2011

<u>Via E-Mail</u>
Ms. Cynthia J. Devine
Chief Financial Officer
Tim Horton's, Inc.
874 Sinclair Road, Oakville
Ontario, Canada L6K 2Y1

> **Re: Tim Horton's, Inc.**
> **Form 10-K for the year ended January 2, 2011**
> **Filed February 25, 2011**
> **File No. 001-32843**

Dear Ms. Devine:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Linda Cvrkel
>
> Linda Cvrkel
> Branch Chief